A.G.P. / Alliance Global Partners
590 Madison Ave., 28th Floor
New York, NY 10022

February 6, 2025
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Momentus Inc.
Registration Statement on Form S-1
File No: 333-284393

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P/Alliance Global Partners, as Lead Placement Agent, hereby joins the request of Momentus Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 9:00 a.m. Eastern Time on Monday, February 10, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Securities Act, please be advised that there will be distributed to each agent or dealer, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

A.G.P / Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director